ARTICLES SUPPLEMENTARY DESIGNATING THE RIGHTS AND PREFERENCES
OF
SERIES B PREFERRED STOCK OF
NETREIT, INC.

NetREIT, Inc., a corporation organized and existing under the laws of the state of Maryland (the "Corporation"), does hereby certify to the State Department of Assessments and Taxation of Maryland that:
FIRST:  Under a power contained in Article VI of the charter of the Corporation (the "Charter"), the Board of Directors of the Corporation (the "Board of Directors"), by duly adopted resolutions, reclassified and designated 40,000 authorized but unissued shares of preferred stock, $0.01 par value per share, of the Corporation (the "Preferred Stock"), as shares of Series B Preferred Stock, $0.01 par value per share, with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, which, upon any restatement of the Charter, shall be incorporated into Article VI thereof by reference or added to the text thereof with any necessary or appropriate renumbering or relettering of the sections or subsections hereof:
SECTION 1.  DESIGNATION AND NUMBER OF SHARES.  There is hereby created out of the authorized and unissued shares of preferred stock of the Corporation a series of preferred stock designated as the "Series B Preferred Stock" (the "Series B Preferred Stock"). The authorized number of shares to be classified as Series B Preferred Stock shall be forty thousand (40,000).
SECTION 2.  RIGHTS PREFERENCE AND PRIVILEGES.  The Series B Preferred Stock shall have the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption:
(a)            Liquidation Preference.  The Liquidation Preference of the Series B Preferred Stock is one thousand dollars ($1,000.00) per share ("Liquidation Preference").

(b)            Ordinary Dividends.  Up to but excluding the Trigger Date, as defined below, each share of the Series B Preferred Stock shall be entitled to receive, when, as and if authorized by the Board of Directors and declared by the Corporation, out of funds at the time legally available therefor, an annual cash dividend equal to fourteen percent (14%) of the Liquidation Preference.  Dividends of not less than ten percent per annum (10%) of the Liquidation Preference shall be declared in arrears on the 25th day of each month out of funds legally available therefor.  For clarity, a holder of 100 shares of Series B Preferred Stock (each such share having a $1,000 Liquidation Preference) would be entitled to aggregate per annum dividends of 14% of $100,000, or $14,000, with a minimum aggregate per annum amount of $10,000 (10% of $100,000), or $833.33 per month to be declared in arrears on the 25th day of each month.  Dividends so duly declared shall be paid on the 9th day of the subsequent month, provided that if any such day shall be a Saturday, Sunday or a legal holiday (any of the foregoing a "Non-Business Day"), then such dividend shall be payable on the immediately preceding day which is not a Non-Business Day. Dividends shall be cumulative and accrue for each share of the Series B Preferred Stock from the date of its first issuance and shall be payable to holders of record as they appear on the stock books of the Corporation on such record dates as they are fixed by the Board of Directors.  Amounts payable in respect of dividends which have accrued but not been paid shall compound on a monthly basis at the applicable rate provided for in these Articles Supplementary (i.e., fourteen percent (14%) per annum or, on and after the Trigger Date, twenty-four percent (24%) per annum).  All dividend amounts shall be calculated based on the number of days elapsed for which dividends have accrued, and assuming a calendar year consisting of 360 days.

(c)            Extraordinary Dividends.  Commencing on the Trigger Date and continuing thereafter, each share of Series B Preferred Stock, in lieu of the ordinary dividends described in clause (b) above, shall be entitled to receive an annual cash dividend out of funds legally available therefor equal to twenty-four percent (24%) of the Liquidation Preference, which shall be declared in arrears on the 25th day of each month.  Such dividends shall be paid on the 9th day of the subsequent month, provided that if any such day shall be a Non-Business Day, then such dividend shall be payable on the immediately preceding day which is not a Non-Business Day. Such dividends for each such share of the Series B Preferred Stock shall be payable to holders of record as they appear on the stock books of the Corporation on such record dates as they are fixed by the Board of Directors.

(d)  Trigger Date.  The "Trigger Date" for the Series B Preferred Stock shall be the earlier to occur of (i) the Mandatory Redemption Date described in clause (h) below (as extended, if applicable), or (ii) the date on which an Event of Default occurs under and as defined in the Investor Agreement dated as of August 1, 2014 between the Corporation and the original purchaser of the Series B Preferred Stock (the "Investor Agreement").

(e)            Preference to Dividends.  The Series B Preferred Stock shall rank pari passu with the Series 6.3% Preferred Stock issued by the Corporation in the Articles Supplementary of the Corporation dated January 12, 2012 (the "Series 6.3% Preferred"), until the shares of Series 6.3% Preferred are redeemed; the Corporation has elected to redeem all outstanding shares of the Series 6.3% Preferred, such redemption to occur on August 15, 2014.  The Series B Preferred Stock shall be senior to and shall have priority as to dividends over the Corporation's common stock, par value $0.01 per share (the "Common Stock"), any other shares of capital stock of the Corporation that are currently outstanding (other than shares of the Series 6.3% Preferred) and any other series or class of the Corporation's capital stock that may be hereafter issued (referred to as "junior dividend stock").  No dividend (other than dividends payable solely in Common Stock or any series or class of junior dividend stock) shall be declared, paid or set apart for payment on, and no purchase or other acquisition shall be made by the Corporation of any Common Stock or junior dividend stock, unless accrued and unpaid dividends (based on dividend rates of (i) prior to the Trigger Date, ten percent (10%) per annum or (ii) on and after the Trigger Date, twenty four percent (24%) per annum (in each case, compounded monthly)), shall have been contemporaneously declared and paid or set apart for payment for all prior dividend periods for each share of the Series B Preferred Stock.

(f)            Preference Upon Liquidation.  The Series B Preferred Stock shall rank senior to all other securities of the Corporation (other than any shares of the Series 6.3% Preferred then outstanding) as to the distribution of the Corporation's assets upon any liquidation, dissolution or winding up of the Corporation.  In the event of any liquidation, dissolution or winding up of the Corporation, each share of the Series B Preferred Stock shall be entitled to receive, out of legally available assets, an amount equal to the Liquidation Preference, plus an amount equal to any accrued and unpaid dividends (based on dividend rates of (i) prior to the Trigger Date, fourteen percent (14%) per annum or (ii) on and after the Trigger Date, twenty four percent (24%) per annum (in each case, compounded monthly)) on such share to the date such liquidation payment is made (in addition to such additional amounts as may be due and owing pursuant to the terms of the Investor Agreement to the Investor (as such term is defined under the Investor Agreement)), and all amounts payable to the holders of shares of Series B Preferred Stock shall be made on the date of such liquidation, dissolution or winding up, as the case may be, and before payment or distribution is made to the holders of the Corporation's Common Stock, any other shares of capital stock of the Corporation that are currently outstanding (except such Series 6.3% Preferred) and any other series or class of the Corporation's stock that may be hereafter issued.  After payment in full of the Liquidation Preference of the shares of Series B Preferred Stock (and the payment in full of any dividends and other amounts thereon as provided above), the holders of the Series B Preferred Stock shall not receive any further participation in any distribution of the Corporation's assets.  If the assets and funds legally available for distribution among the holders of shares of Series B Preferred Stock shall be insufficient to permit the payment in full to such holders as described above, then the assets and funds shall be distributed ratably among the holders of shares of Series B Preferred Stock in proportion to the number of shares of Series B Preferred Stock owned by each holder.

(g)            Corporation's Optional Redemption Rights.  The Series B Preferred Stock shall be redeemable at the election of the Corporation in whole, or in part, at any time or from time to time, by giving written notice to each of the holders of the Series B Preferred Stock not less than thirty (30) days nor more than sixty (60) days prior to the date set for such redemption (the "Redemption Date").  Each such notice shall state: (i) the Redemption Date; (ii) the number of shares of Series B Preferred Stock to be redeemed; (iii) the amount of cash constituting the redemption price, along with a description of the calculation, based on the items included in such calculation; (iv) the place or places where certificates for such shares of Series B Preferred Stock are to be surrendered for payment of the redemption price; and (v) that dividends on the shares of Series B Preferred Stock to be redeemed will cease to accrue on the Redemption Date (assuming the payment in full of the redemption price in respect of such shares) (such notice, a "Redemption Notice").  Each share of Series B Preferred Stock shall be redeemable for the sum equal to 100.75% of the Liquidation Preference per share, plus a cash payment equal to all accrued but unpaid dividends (based on dividend rates of (i) prior to the Trigger Date, fourteen percent (14%) per annum or (ii) on and after the Trigger Date, twenty four percent (24%) per annum (in each case, compounded monthly)), to, but not including, the Redemption Date, plus any such other amounts which are due and owing to the Investor pursuant to the terms of the Investor Agreement (collectively, the "Call Price"), provided, however, that for purposes of calculating the amount of the Call Price, with respect to any redemption that is made prior to the second annual anniversary of the issuance date of any applicable share of Series B Preferred Stock, the redemption of such share of Series B Preferred Stock shall be deemed to have occurred on such second anniversary date and the Call Price with respect to such share of Series B Preferred Stock shall include accruals of amounts that would have been payable in respect of dividends during such period ending on the second anniversary date of the issuance date of such share (calculated at fourteen percent (14%) if the Trigger Date has not occurred on or prior to the date of the Redemption Notice, and at twenty four percent (24%) if the Trigger Date has occurred on or prior to the date of the Redemption Notice), all such amounts being deemed to have compound monthly in accordance with the terms of these Articles Supplementary.  Following redemption of any such shares of Series B Preferred Stock, dividends shall cease to accrue on such shares of Series B Preferred Stock so redeemed (assuming the payment in full of the redemption price in respect of such shares).  If fewer than all outstanding shares of Series B Preferred Stock shall be called for redemption, the Series B Preferred Stock redeemed shall be selected by the Corporation by lot or pro rata (as nearly as may be possible) or by another method determined by the Board of Directors in its sole discretion, to be equitable.

(h)            Mandatory Redemption.  The Corporation shall redeem all outstanding Series B Preferred Stock for a per share amount equal to the Call Price on or before August 1, 2017 (the "Mandatory Redemption Date"), provided, however, that if no Event of Default exists under the provisions of the Investment Agreement, the Mandatory Redemption Date may be extended at the election of the Corporation for up to two consecutive periods of twelve (12) months each upon payment of all accrued and unpaid dividends, plus payment to the holders of Series B Preferred Stock of an extension amount equal to one half of one percent (.50%) of the Liquidation Preference of the outstanding Series B Preferred Stock (paid pro rata to such holders) for any such extension.  The Corporation may exercise its right to extend the Mandatory Redemption Date by providing written notice to the holders of Series B Preferred Stock not later than thirty (30) days prior to the then current Mandatory Redemption Date, along with payment of the full amount of the accrued dividends and extension fee together with such notice.  The Corporation shall effectuate the mandatory redemption obligation set forth in this clause (h) by delivering a Redemption Notice to each of the holders of the Series B Preferred Stock not less than thirty (30) days nor more than sixty (60) days prior to the date set for such redemption.  Commencing the 180th day following the Mandatory Redemption Date (as extended, if applicable) (the "PR Adjustment Date"), if any share of Series B Preferred Stock remains outstanding, the Corporation shall use all funds at any time legally available therefor to continue to pay extraordinary dividends on the Series B Preferred Stock as described in clause (c) above and to effect redemption of the remaining shares of Series B Preferred Stock on the earliest date upon which funds sufficient to pay the Call Price are legally available therefor, and prior to any payment to holders of the Corporation's Common Stock or any other shares of junior dividend stock of the Corporation that may be outstanding.

(i)            Voting Rights.  So long as any shares of Series B Preferred Stock are outstanding, the Corporation shall not, without the prior approval of the holders of Series B Preferred Stock through the affirmative vote of the holders of a majority of the outstanding shares of the Series B Preferred Stock then outstanding, voting separately as a class (a "Majority Vote"):

(1)	except with respect to NetREIT Dubose Model Home REIT, Inc. and NetREIT Dubose Model Home REIT, L.P., adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, reorganization or other business combination with respect to the Corporation or any of its subsidiaries;

(2)	except for issuances of the Corporation's Common Stock or securities convertible into or exchangeable for Common Stock, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of shares of its capital stock or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of its capital stock or other securities or equity interests, including any securities convertible into or exchangeable for any of its capital stock;

(3)	effect any reclassification of the Series B Preferred Stock;

(4)	issue any class of capital stock that has rights to the payment of dividends or the Corporation's assets upon liquidation of the Corporation which are senior to or on parity with such rights of the Series B Preferred Stock;

(5)	commence an Insolvency Proceeding (as such term is defined in the Investor Agreement) involving the Corporation or any of its subsidiaries; or

(6)	amend the Corporation's Charter or bylaws to change the size of the Board of Directors.

In addition, commencing on the Trigger Date, in addition to having such rights as are provided for in the Investor Agreement, the holders of record of the Series B Preferred Stock, by Majority Vote, without the consent or vote of any other class or series of Common Stock or Preferred Stock of the Corporation, may direct the Corporation to take any of the following actions, except to the extent such actions would violate any agreements of the Corporation with joint venture partners, or in the case of clauses (1), (2) and (4) below, with lenders or property managers, or any laws, orders or decrees binding on the Corporation, or compromise the Corporation's legal or tax status as a REIT:

(1)	replace any property managers and/or leasing agents;

(2)	terminate any contracts by and between the Corporation and/or any of its subsidiaries on the one hand, and any affiliate of the Corporation on the other, to the extent that any such contracts relate to the ownership, leasing, management, use, operation, maintenance, repair or restoration of a real property owned directly or indirectly by the Corporation;

(3)	replace, or cause the replacement of, any managing member or general partner under any joint venture;

(4)	sell and dispose of any property on such terms and conditions as the holders of record of the Series B Preferred Stock by Majority Vote shall approve, together with any other consent or vote of any other class or series of Common Stock or Preferred Stock as may be required by the Maryland General Corporation Law and the Charter;

(5)	refinance any indebtedness of the Corporation on such terms and conditions as the holders of record of the Series B Preferred Stock, by Majority Vote, shall approve, including entering into any amendments, supplements or modifications to the Senior Loan Documents as the Investor (as such term is defined in the Investor Agreement) may determine in its sole discretion;

(6)	cure any default under any indebtedness of the Corporation; and

(7)	repay or prepay any amounts payable in respect of indebtedness of the Corporation.
In addition, immediately following the occurrence of the Trigger Date, and without any further action on the part of the Corporation or the Board of Directors, the holders of Series B Preferred Stock shall be entitled to vote as a separate class, by a Majority Vote, to elect six (6) individuals meeting the qualifications set forth in the Corporation's Charter and bylaws to serve as members of the Board of Directors (the "Series B Preferred Directors").  The holders of Series B Preferred Stock shall be entitled to elect the Series B Preferred Directors, by a Majority Vote as a separate class, at any time following the occurrence of the Trigger Date, and the holders of Series B Preferred Stock shall also be entitled, through a Majority Vote as a separate class, to remove and/or replace any Series B Preferred Director at any time, with or without cause.  Any Series B Preferred Director elected or replaced by the holder of Series B Preferred Stock shall meet the qualifications of a member of the Board of Directors as set forth in the Corporation's organizational documents and committee charters, as well as federal law and administrative agency requirements.

The Corporation shall be obligated to provide any such Series B Preferred Director with the benefit of any insurance policies (including any director and officer liability insurance policies), indemnification arrangements, rights to reimbursement of expenses and other similar arrangements that it makes available to any other member of the Board of Directors, shall maintain such arrangements for so long as the holders of Series B Preferred Stock are entitled to elect such Series B Preferred Directors, and shall not amend, modify, cancel or terminate any such policies or arrangements without the prior written consent of the holders of Series B Preferred Stock.

The Series B Preferred Stock shall have only the voting rights expressly set forth in this Section 2(i).

(j)            Application of Article VII.  The Series B Preferred Stock is subject to the provisions of Article VII of the Charter.

SECOND:  The Series B Preferred Stock has been classified and designated by the Board of Directors under the authority contained in the Charter.

THIRD:  These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

FOURTH:  The undersigned acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

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IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Executive Officer and attested to by its Chief Financial Officer as of the 1st day of August, 2014.

ATTEST:                                                                                          NETREIT, INC.

/s/ Kenneth W. Elsberry                                                                                                                             By: /s/ Jack K. Heilbron                             (SEAL)
Kenneth W. Elsberry                                                                                                        Jack K. Heilbron
Chief Financial Officer                                                                                                        Chief Executive Officer